UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
Commission File Number: 1-4105

Bausch & Lomb 401(k) Account Plan
(Full Title of the Plan)

Bausch & Lomb Incorporated One Bausch & Lomb Place Rochester, New York 14604-2701 (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Bausch & Lomb 401(k) Account Plan
Index to Financial Statements and Schedule	Page 1

Page
Financial Statements:
Report of Independent Registered Public Accounting Firm	2
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	4
Notes to Financial Statements	5-11
Supplemental Schedule:*
Schedule H, Line 4i: Schedule of Assets Held for Investment Purposes at the End of Year	1-2

*****

*Note: Other schedules required by Section 2520.103 - 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Bausch & Lomb 401(k) Account Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bausch & Lomb 401(k) Account Plan (the “Plan”) at December 31, 2005 and December 31, 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rochester, New York
June 29, 2006

Bausch & Lomb 401(k) Account Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004	Page 3

	December 31, 2005	December 31, 2004
Assets
Investments at fair value	$347,536,628	$303,092,343
Investments at contract value	16,550,824	77,778,634
Investment in common/collective trust, at fair value	60,451,631	1,440,270

Total investments	424,539,083	382,311,247
Receivables for pending trade sales	-	620,513
Accrued interest and dividends receivable	199,255	238,473

Total assets	424,738,338	383,170,233

Liabilities
Payables for pending trade purchases	-	9,806,345
Total liabilities	-	9,806,345
Net assets available for benefits	$424,738,338	$373,363,888
The accompanying notes are an integral part of these financial statements.

Bausch & Lomb 401(k) Account Plan
Statement of Changes in Net Assets Available for Benefits	Page 4

For the Year Ended December 31, 2005
Additions
Additions to net assets attributed to:
Contributions:
Participant (Including rollover contributions)	$21,546,225
Employer	24,037,512
Total contributions	45,583,737

Investment income:
Interest/dividend	8,602,673
Net appreciation in fair value of investments	20,653,068
Total investment income	29,255,741

Total additions	74,839,478

Deductions
Participant expenses	(21,057)
Benefits paid to participants	(23,443,971)

Total deductions	(23,465,028)

Net increase	51,374,450

Net assets available for benefits:
Beginning of year	373,363,888

End of year	$424,738,338

The accompanying notes are an integral part of these financial statements.

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years Ended December 31, 2005 and 2004	Page 5

1. Description of Plan

The Plan is a defined contribution plan covering substantially all U.S. employees of Bausch & Lomb Incorporated (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General
The following description of the Plan provides only general information. Participants should refer to the Plan’s Summary Plan Description and Plan Document for a more complete description of the Plan’s provisions.

Participant Contributions
Employees may elect to participate in the Plan on their date of hire if they are scheduled to work at least 1,000 hours per Plan year. The allowable employee contribution ranges from 1 percent to 50 percent of eligible pre-tax compensation. A participant may also elect to contribute an additional 1 percent to 6 percent of eligible compensation on an after-tax basis. Participants age 50 and over, or those turning 50 during the Plan year, are eligible to make catch-up contributions on a pre-tax basis. In no event may the participant’s rate of pre-tax savings contributions when added to the rate of after-tax savings contributions exceed 56 percent of eligible compensation. In addition, each participant may contribute rollover contributions received in a lump sum from another qualified defined contribution or defined benefit retirement plan.

Company Contributions
For all participants of the Plan, the Company is required to match each participant's contribution, from its profits, at an amount equal to 150 percent of the first 5 percent of each participant’s pre-tax savings contributions. Additionally, for all participants of the Plan, the Company provides a base contribution of 2.5 percent of a participant’s eligible compensation whether the employee chooses to contribute or not. Certain long service employees will receive a larger base Company contribution, based on age and years of service. All Company contributions are initially invested in Bausch & Lomb Incorporated Common stock. Contributions are subject to certain limitations.

Plan Administrator
The Plan is administered by the Employee Benefits Administration Committee (the "Committee"), which is appointed by the Board of Directors of the Company.

Participant Accounts
Individual accounts are maintained for each Plan participant to reflect the participant’s contributions and Company contributions. Income and loss is allocated to the participants’ accounts based on the ratio of the account balance of the individual participant to the aggregate of all account balances of all participants in the fund within the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years Ended December 31, 2005 and 2004	Page 6

Vesting
Participants are always 100 percent vested in their own contributions to the Plan.

Employees hired prior to January 1, 2005 are 100 percent vested and entitled to the full dollar value of the Company base and matching contributions anytime after separation from the Company.

Employees hired on or after January 1, 2005 become 100 percent vested in the Company base and matching contributions after three years of service. Forfeitures shall be applied towards the Company’s current or future contribution requirements. The Plan allows for participant’s forfeited balances to be reinstated in the event that a participant is reemployed with the Company within five years of the initial termination date. Therefore forfeitures are not applied towards Company contributions until five years after an employee’s termination.

Administrative Expenses
Certain administrative expenses, such as trustee, custodian and investment manager fees, are paid by the Plan and are netted against investment income (loss). Certain other administrative expenses such as legal and accounting services are provided at the expense of the Company.

Participant Loans
Plan participants may borrow up to one-half of their account balance, not to exceed $50,000. Participants’ loans are secured by their account balances. Loan terms range from one to five years. The interest rate on such loans is determined by the Committee based on prevailing market interest rates at the time the loan is approved. For loans taken during 2005 and 2004, the interest rate charged was one percent over the published prime interest rate on the 25th of each month prior to the application (7.25 percent and 5.25 percent at December 31, 2005 and 2004, respectively).

Payment of Benefits
On termination of service due to death, disability, or retirement, the value of the participant’s vested interest in his or her account is distributed as either a lump-sum payment or via partial distributions requested at the discretion of the participant. Benefits are subject to potential personal income tax and, in certain circumstances, other penalties.

Distributions
Participants may withdraw all or part of their after-tax contributions and any accumulated interest while still working at the Company. Pre-tax contributions may be withdrawn without penalty, provided the participant is still employed and is age 59 1/2 or older, or when an employee is separated from the Company due to early retirement at age 55 or older.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participant accounts will remain 100 percent vested.

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years Ended December 31, 2005 and 2004	Page 7

2. Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are recorded on the accrual basis of accounting. Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation
The Plan invests in mutual funds, equity securities or debt instruments which are presented at fair value based on the net asset value for mutual fund shares held by the Plan at year end or quoted market prices for equity securities or debt instruments. The investment in the common/collective trust fund is presented at market value based upon the net asset value of the underlying trust. Loans to participants are valued at cost, which approximates fair value.

The Plan’s investments for the year ended December 31, 2004 also consisted of a guaranteed investment contract at Metropolitan Life Insurance Company ("MetLife"), which is stated at contract value. Contract value is equal to cost plus accrued interest, which approximates fair value because the contract is fully benefit responsive. The average investment yield for 2004 was 4.78 percent. The crediting rate at December 31, 2004 was 4.80 percent.

The Plan holds a synthetic investment contract with a total contract value of $16,550,824 at December 31, 2005. The Plan also held three separate synthetic investment contracts with total contract values of $50,737,442 at December 31, 2004. Synthetic investment contracts represent individual assets or a portfolio of assets placed in a trust with ownership by the Plan and a third party issues a wrapper contract that provides that holders can execute transactions at contract value. Individual assets of the synthetic contract are valued at representative quoted market prices. The wrapper is valued as the difference between the fair value of the assets and the contract value of the investment contract.

Net Appreciation in Fair Value of Investments
The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains and losses and the net unrealized appreciation or depreciation on those investments.

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years Ended December 31, 2005 and 2004	Page 8

3. Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.
	December 31, 2005	December 31, 2004

Bausch & Lomb Incorporated Common stock*	$105,755,201	$106,773,822
Fidelity MIPII Class 2 Common/Collective Trust*/**	60,451,631	-
Fidelity Contrafund Incorporated Fund*	39,701,712	29,270,591
Fidelity Equity Income Fund*	38,900,151	36,445,936
Fidelity Puritan Fund*	28,354,261	26,623,671
Fidelity Spartan US Equity Index Fund*	24,253,997	23,588,769
Fidelity Diversified International*/**	23,792,890	-
Clover Capital Investment Contract***	-	24,978,695
Alliance Capital Investment Contract***	-	24,253,821
* Denotes party-in-interest.
** The value of this investment was less than 5 percent of the Plan’s net assets at December 31, 2004.
*** These investments no longer existed in the Plan’s net assets at December 31, 2005.

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during this year) appreciated in value by $20,653,068 as follows:

Bausch & Lomb Incorporated Common stock*	$7,267,752
Mutual funds*	13,385,316
$20,653,068
* Denotes party-in-interest

4. Non-participant Directed Investments

Company contributions made to the Plan are initially invested in Bausch & Lomb Common stock. Prior to January 1, 2005, these Company contributions were deemed non-participant directed investments because participants could not transfer the contribution to another investment option until they reached 55 years of age. Beginning January 1, 2005, the Plan was amended so that, after each employer contribution is deposited to a participant’s account, the contribution may be transferred to another available Plan investment at any time, therefore the Plan no longer has non-participant directed investments.

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years Ended December 31, 2005 and 2004	Page 9

Information about the net assets available for benefits and changes in net assets related to the non-participant directed investments during the Plan years ended December 31, 2005 and 2004 is as follows:

	December 31, 2005	December 31, 2004
Net assets available for benefits:
Common stock	$-	$106,450,211
Cash	-	1,295,640
Accrued interest and dividends receivable	-	215,958
	$-	$107,961,809

Non-participant directed investments at December 31, 2003:	$86,078,851
Contributions:
Participant	709,200
Employer	8,132,569
Interest/dividends	875,073
Net appreciation in fair value of investments	20,805,530
Benefits paid to participants	(4,954,081)
Interfund transfers, net	(3,685,333)
Non-participant directed investments at December 31, 2004:	$107,961,809
Net transfers to participant directed investments	(107,961,809)
Non-participant directed investments at December 31, 2005:	$-

5. Federal Income Tax

The Plan received a favorable determination letter dated February 21, 1995 from the Internal Revenue Service (the "IRS"), stating that the Plan, as then designed, was a qualified plan in accordance with applicable sections of the Internal Revenue Code (the "Code") and its corresponding trust is exempt from taxation. On August 9, 2001, the Plan Administrator applied for a new determination letter prompted by a series of changes in the Code that affect qualified retirement plans. The Plan received a favorable determination letter dated November 18, 2002, stating that the Plan, as amended, continues as a qualified Plan, in accordance with the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and Plan's benefits counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years Ended December 31, 2005 and 2004	Page 10

6. Transactions with Related Parties

Certain participant contributions and all Company contributions are invested in the Company's Common stock. During the Plan year ended December 31, 2005, transactions involving the Plan and shares of the Company’s Common stock included share purchases in the amount of $31,788,056, shares sold in the amount of $39,743,335, net investment appreciation of $7,267,752 and dividend income of $46,396. The total value of the Plan’s investment in the Company’s Common stock was $105,755,201 at December 31, 2005 and $106,773,822 at December 31, 2004. Certain administrative expenses such as legal and accounting services are also provided at the expense of the Company. These transactions involving the Company qualify as party-in-interest.

Certain Plan investments are shares of mutual funds managed by Fidelity Investments (“Fidelity”). Fidelity is the trustee, custodian and record keeper as defined by the Plan, and therefore, these transactions with Fidelity are deemed to be party-in-interest transactions. During the year ended December 31, 2005, the Plan also paid Fidelity $21,057 of participant expenses directly out of participant’s accounts. These expenses consisted primarily of loan setup fees and loan recordkeeping fees. Participant loans are also considered party-in-interest transactions.

7. Plan Amendments

Effective January 1, 2005, the Plan was amended as follows:

Company Contributions
The Company changed its base contribution rate to 2.5 percent. The base contributions begin accumulating immediately upon hire, and employees automatically become Plan participants whether they choose to contribute or not. Certain long service employees will receive a larger base Company contribution, based on age and years of service. Additionally, the Company has changed its matching contribution to 150 percent of the first 5 percent of each participant’s pre-tax savings contributions.

Non-Participant Directed Investments
Company contributions, which are invested in the Bausch & Lomb Incorporated Stock Fund, are no longer required to remain in this fund option until the participant reaches age 55.

Vesting
Employees hired prior to January 1, 2005 are 100 percent vested and entitled to the full dollar value of their entire account anytime after separation from the Company. Employees hired on or after January 1, 2005 become 100 percent vested for the Company base and matching contributions after three years of service. Participants are always 100 percent vested in their own contributions to the Plan. Forfeitures shall be applied towards the Company’s current or future contribution requirements.

Distributions
Participants may withdraw all or part of their after-tax contributions and any accumulated interest while still working at the Company. Pre-tax contributions may be withdrawn without penalty, provided the participant is still employed and is age 59 1/2 or older, or separated from the Company.

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years Ended December 31, 2005 and 2004	Page 11

Record Keeper
Effective January 1, 2005, the Company contracted with Fidelity Investment Management to act as the record keeper and trustee of the Plan.

8. Record Keeper Error

On November 30, 2005, a change was made to the Bausch & Lomb Income Fund. When updating its systems to account for this change, Fidelity made a program coding error. As a result of this error, employer match contributions made after November 30, 2005 for certain participants were inadvertently allocated to the wrong fund. This misallocation was identified in January 2006 and all participants’ accounts that were impacted by the error were subsequently adjusted to move the misallocated funds to the correct investment options.

9. Subsequent Events

Decrease in Fair Value of Plan Assets
As of the close of business on June 27, 2006, the per share value of Bausch & Lomb Common stock decreased 30 percent since December 31, 2005. Shares of Bausch & Lomb Common stock represented 25 percent of the Plan’s net assets at December 31, 2005, valued at $105,755,201.

Pending Lawsuits
The following lawsuits have been filed in connection with the Plan:

•	Johnson v. Bausch & Lomb Incorporated, et al. (filed April 13, 2006)
•	McMillan v. Bausch & Lomb Incorporated, et al. (filed May 25, 2006)
•	Hernandez v. Bausch & Lomb Incorporated, et al. (filed May 31, 2006)

In April and May 2006, plaintiffs filed purported class actions on behalf of themselves, other participants in the Plan and the Plan, alleging that the Company, the Board of Directors and certain senior executives breached their fiduciary duties to the Plan by causing or allowing the Plan to invest in Bausch & Lomb Common stock from January 27, 2005 to the present (“Class Period”). Among other things, plaintiffs allege that the Company and various present and former officers and directors and fiduciaries of the Plan breached their fiduciary duties to Plan participants by allowing the Plan to invest in Company stock despite the fact that it was allegedly artificially inflated due to the failure to disclose negative information relating to the Company’s Brazilian and Korean subsidiaries and the Company’s internal controls. Plaintiffs also allege that Company stock was artificially inflated because of a failure to disclose in 2005 that ReNu with MoistureLoc contact lens cleaning solution was associated with an outbreak of a fungal infection. Plaintiffs also allege that the individually-named defendants improperly profited from the sale of securities during the Class Period. Plaintiffs seek unspecified damages as well as certain declaratory and injunctive relief. The Company’s liability, if any, cannot be determined at this time.

Bausch & Lomb 401(k) Account Plan
Schedule H, Line 4i of Assets Held for Investment Purposes at End of Year
For the Plan Year Ended December 31, 2005	Page 1

Security Description/Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock - Common
United States - USD
BAUSCH & LOMB (CUSIP: 071707103*)	1,557,514	75,553,741	105,755,201
Total United States - USD		75,553,741	105,755,201
Total Corporate Stock - Common		75,553,741	105,755,201

Loans to Participants/Other
PARTICIPANT LOANS FOR THE BAUSCH & LOMB SAVING TRUST (CUSIP: 999919418*)	8,809,360		8,809,360
(INTEREST RATES 5.0 percent - 10.5 percent)
Total United States - USD			8,809,360
Total Loans to Participants/Other			8,809,360

Value of Funds Held in Insurance Company General Accounts**
FNMA Bond, 4.5 percent, Due 10/15/08 (CUSIP: 31359MZH9)			16,028,169
Monumental Life Insurance Wrapper			522,655
Total United States - USD			16,550,824
Total Value of Funds Held in Insurance Company General Accounts			16,550,824

Value of Interest in Common/Collective Trusts
FIDELITY MIPII CLASS 2*	60,451,631		60,451,631
Total United States - USD			60,451,631
Total Value of Interest in Common/Collective Trusts			60,451,631

* Denotes party-in-interest.
** Represents synthetic investment contract whereby assets are placed in a trust (with ownership by the Plan) and a third party issues a wrapper contract that provides that holders can, and must, execute transactions at contract value.

Bausch & Lomb 401(k) Account Plan
Schedule H, Line 4i of Assets Held for Investment Purposes at End of Year
For the Plan Year Ended December 31, 2005	Page 2

	Shares/Par Value	Current Value
Value of Interest in Registered Investment Companies
MFO FID EQTY INC FD SH BEN INT CUSIP: 316138106*	737,024	38,900,151
MFO FID INSTL INVS TR FREEDOM 2010 FD CUSIP: 31617R506*	291,234	4,091,840
MFO FID INSTL INVS TR FREEDOM 2020 FD CUSIP: 31617R605*	306,858	4,513,874
MFO FID INSTL INVS TR FREEDOM 2030 FD CUSIP: 31617R704*	314,390	4,722,136
MFO FIDELITY CONTRAFUND INC OPEN END FD CUSIP: 316071109*	613,059	39,701,712
MFO FIDELITY FMM RET GOVT MM CUSIP: 316191709*	7,291,156	7,291,156
MFO FIDELITY INVT TR DIVERSIFIED INTL FDOPEN END FD CUSIP: 315910802*	731,189	23,792,890
MFO FIDELITY MAGELLAN PD INC OPEN END FD CUSIP: 316184100*	120,192	12,793,267
MFO FIDELITY OTC PORTFOLIO OPEN END FD CUSIP: 316389105*	320,444	12,109,584
MFO FIDELITY PURITAN PD OPEN END PD CUSIP: 316345107*	1,513,842	28,354,261
MFO FIDELITY SPARTAN US EQTY INDEX RD OPEN END FD CUSIP: 315911206*	549,230	24,253,997
MFO FIDELITY MID CAP STK FD 316128404*	187,797	4,989,767
MFO FIDELITY LOW PRICED STOCK FUND 316345305*	151,373	6,182,072
MFO FIDELITY SMALL CAP STK FD 315912501*	392,901	7,190,086
MFO FIDELITY VALUE FD OPEN END FD 316464106*	164,160	12,456,472
Total United States - USD		231,343,265
Total Value of Interest in Registered Investment Companies		231,343,265

Cash & Cash Equivalents
Non-interest-bearing cash		877,508
Interest-bearing cash		751,294
Total United States - USD		1,628,802
Total Value of Cash & Cash Equivalents		1,628,802

TOTAL INVESTMENTS		424,539,083

Signature

Bausch & Lomb 401(k) Account Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee of Bausch & Lomb Incorporated has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bausch & Lomb 401(k) Account Plan
(Name of Plan)

Date: June 29, 2006

By:

 /s/     David Nachbar
David Nachbar